

VIA FACSIMILE AND U.S. MAIL

July 22, 2010

Mr. Edward C. White
Chief Financial Officer
Owens-Illinois, Inc.
One Michael Owens Way
Perrysburg, Ohio 43551

> **RE:**   **Owens-Illinois, Inc**
> **Form 10-K for the Year Ended December 31, 2009**
> **Form 10-Q for the Period Ended March 31, 2010**
> **File No. 1-9576**
>
> **Owens-Illinois Group, Inc**
> **Form 10-K for the Year Ended December 31, 2009**
> **Form 10-Q for the Period Ended March 31, 2010**
> **File No. 033-13061-01**

Dear Mr. White:

We have reviewed your response letter dated July 2, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<p align="center">Form 10-K for the Year Ended December 31, 2009</p>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings. Our comments on

the Form 10-K you filed for Owens-Illinois, Inc. also pertain to the Form 10-K filed for Owens-Illinois Group, Inc. Please also address our comments in the financial statements for Owens-Brockway Packaging, Inc. and Owens-Brockway Glass Container, Inc., as applicable.

Financial Statements

1. Significant Accounting Policies

Property, Plant and Equipment, page 56

2. We have read your response to comment 11 from our letter dated June 11, 2010. You include CIP additions and other property and equipment additions in cash used in investing activities when the purchase occurs, rather than in the period in which the cash payment is actually made. Given that there were not yet any cash payments related to these additions as required by ASC 230-10-45-13, please tell us how you determined that these additions should be included in cash used in investing activities. It appears that these additions would not have an impact on cash used in investing activities until the subsequent period in which the cash payment was actually made. Please also provide us for all periods presented, including interim periods, with the impact that recording these payments in the period the payment was actually made would have had on your operating, investing and financing cash flows.

14. Pension Benefit Plans and Other Postretirement Benefits, page 77

3. We have read your response to comment 12 from our letter dated June 11, 2010. Please tell us the significance of your International plans relative to your total benefit obligation. Please also tell us what your US and Non-US assumptions are. Please quantify the impact that changes in assumptions would have, if necessary, to support your conclusion that the International plans do not use significantly different assumptions from your US plans.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3769 if you have questions regarding these comments.

Sincerely,

Rufus Decker
Accounting Branch Chief